Exhibit 4.8

DESCRIPTION OF COMMON STOCK OF AKOUSTIS TECHNOLOGIES, INC.

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following information is a summary of information concerning the common stock, par value $0.001 per share (the “Common Stock”), of Akoustis Technologies, Inc. (“we,” “our,” or “us”) and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Certificate of Incorporation, as amended (the “Certificate of Incorporation”), our Amended and Restated Bylaws (the “Bylaws”), and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.8 is a part.

Authorized Common Stock

The Certificate of Incorporation authorizes the issuance of 100,000,000 shares of Common Stock. Our authorized but unissued shares of Common Stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Voting Rights

Except as otherwise required by the DGCL, at every annual or special meeting of stockholders, every holder of Common Stock is entitled to one vote per share. There is no cumulative voting in the election of directors.

Dividend, Liquidation and Other Rights

The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends at such times and in such amounts as the Company’s board of directors (the “Board of Directors”) from time to time may determine. Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

The Common Stock is not entitled to pre-emptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of our company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock after payment of liquidation preferences, if any, on any outstanding payment of other claims of creditors.

Anti-Takeover Provisions

The following paragraphs regarding certain provisions of the DGCL, the Certificate of Incorporation, and the Bylaws are summaries of the material terms thereof and do not purport to be complete. We urge you to read the applicable provisions of the DGCL and the Certificate of Incorporation and Bylaws.

General

Provisions of the DGCL, and the Certificate of Incorporation and Bylaws could have the effect of discouraging others from attempting an unsolicited offer to acquire our company. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Authorized but Unissued Shares

The authorized but unissued shares of our Common Stock and our preferred stock are available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our Common Stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Director Vacancies

The Bylaws provide that all vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of directors then in office, even if less than a quorum.

Special Meeting of Stockholders and Advance Notice Requirements for Stockholder Proposals and Director Nominations

The Bylaws require that special meetings of stockholders be called only by a majority of our entire Board of Directors, by the chairman of the board, if any, the Chief Executive Officer, if any, the President or the Secretary. In addition, the Bylaws provide that candidates for director may be nominated and other business brought before an annual meeting only by the Board of Directors or by a stockholder who gives written notice to us not less than 90 days, nor more than 120 days, prior to the first anniversary of the preceding year’s annual meeting, subject to certain exceptions. Such stockholder’s notice must set forth certain information required by the Bylaws. These provisions may have the effect of deterring unsolicited offers to acquire our company or delaying stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Supermajority Voting for Amendments to our Bylaws

The Bylaws provide that the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws and that our stockholders may amend the Bylaws only with the approval of at least 66 2/3% of the voting power of all shares of our capital stock then outstanding.

Choice of Forum

The Bylaws provide that, subject to certain exceptions, the Court of Chancery of the State of Delaware will be the exclusive forum for any claim, including any derivative claim, (i) that is based upon a violation of a duty by a current or former director or officer or stockholder in such capacity or (ii) as to which the DGCL confers jurisdiction upon the Court of Chancery.

Business Combinations

The DGCL generally prohibits a corporation from engaging in any business combination with any interested stockholder for a three-year period following the time that the stockholder becomes an interested stockholder, unless:

•	prior to such time, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or
•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, this provision could make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. However, this provision generally does not apply to a corporation that does not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders. Accordingly, this provision does not currently apply to us.

Listing on the Nasdaq Capital Market

Shares of Common Stock are listed on the Nasdaq Capital Market under the symbol “AKTS.”

Transfer Agent

The name, address and telephone number of the transfer agent of Common Stock is Broadridge Financial Solutions, Inc. at 51 Mercedes Way, Edgewood, New York 11717.

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